Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

ABBOTT LABORATORIES

and

ALERE INC.

Dated as of January 30, 2016

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This AGREEMENT AND PLAN OF MERGER, dated as of January 30, 2016 (this “Agreement”), is by and among Abbott Laboratories, an Illinois corporation (“Parent”), and Alere Inc., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, within four calendar days after the date of this Agreement, Parent will cause to be formed a direct wholly owned Subsidiary of Parent that is a Delaware corporation (the “Merger Sub”) and cause the Merger Sub to execute a joinder in the form attached hereto as Exhibit A (the “Joinder Agreement”) to become party to this Agreement;

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (ii) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and declared this Agreement advisable and (iii) recommended that the Company’s stockholders adopt this Agreement;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of the stockholders of Parent, to enter into this Agreement and declared this Agreement advisable and (ii) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement by written consent immediately prior to executing the Joinder Agreement;

WHEREAS, immediately prior to executing the Joinder Agreement, the Board of Directors of Merger Sub will have (i) determined that it is in the best interests of the stockholders of Merger Sub to enter into the Joinder Agreement and (ii) duly authorized and approved the execution, delivery and performance by Merger Sub of the Joinder Agreement and the consummation by Merger Sub of the Transactions; and

WHEREAS, the Company and Parent desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by Parent and the Company (the “Closing Date”), which date shall be as soon as practicable following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (but in no event later than the second business day following such satisfaction or waiver of such conditions), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and the Company.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05.  Certificate of Incorporation of the Surviving Corporation.  At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06 hereof).

SECTION 1.06.  Directors and Officers of the Surviving Corporation.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Awards

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent or Merger Sub shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than (i) Common Appraisal Shares to be treated in accordance with Section 2.06 and (ii) shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $56.00 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.02(b).

(d)  Convertible Preferred Stock; Warrants.  Each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding immediately following the Effective Time as one share of Series B Convertible Preferred Stock, $0.001 par value per share, of the Surviving Corporation and shall not be affected by the Transactions (except for the effects specifically set forth in the Certificate of Designations). Each of the Warrants outstanding immediately prior to the Effective Time shall remain outstanding immediately following the Effective Time and shall not be affected by the Transactions (except for the effects specifically set forth in the Warrant Agreements).

SECTION 2.02.  Exchange of Certificates and Book Entry Shares.
(a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b)  Payment Procedures.  Promptly after the Effective Time (but in no event more than three business days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Stock (other than the Company Common Stock to be canceled in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c).  Upon surrender of a Certificate or a Book Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)  Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed with respect to, and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of, the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates that represented ownership of shares of Company Common Stock and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(e)  Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g)  Withholding Taxes.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts payable pursuant to this Article II such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.03.  Equity-Based Awards.  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions and take such other actions that do not involve the payment of any consideration as may be required to provide that:

(a)  each option to purchase shares of Company Common Stock (other than rights under the Company ESPP) that is outstanding immediately prior to the Effective Time (each, a “Company Stock Option”), whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock for which such Company Stock Option has not been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option; provided, that any such Company Stock Option with an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be canceled for no consideration; and

(b)  each restricted stock unit (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration.

SECTION 2.04.  Payments with Respect to Equity-Based Awards.  Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than ten (10) business days after the Effective Time), the Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Section 2.03; provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.

SECTION 2.05.  Adjustments.  If between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

SECTION 2.06.  Appraisal Rights.  (a)  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Common Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Common Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)  Shares of Convertible Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Preferred Appraisal Shares”, and together with the Common Appraisal Shares, the “Appraisal Shares”) shall not remain outstanding as provided in Section 2.01(d), but instead shall be canceled and shall represent the right to receive only those rights as provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Preferred Appraisal Shares shall be deemed to have remained outstanding in accordance with Section 2.01(d).

(c)  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock or Convertible Preferred Stock, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after January 1, 2014 and publicly available prior to the date hereof (the “Filed SEC Documents”), other than any risk factor disclosures (other than statements of historical fact) in any such Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents:

SECTION 3.01.  Organization; Standing.  (a)  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  True and complete copies of the Company Charter Documents are included in the Filed SEC Documents, and the Company is not in violation of any of the provisions thereof, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)  Section 3.01(b) of the Company Disclosure Letter sets forth a list of each Significant Subsidiary of the Company as of the date hereof, together with the jurisdiction of incorporation or formation of each such Significant Subsidiary.  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02.  Capitalization.  (a)  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”), of which 2,300,000 shares of Convertible Preferred Stock are authorized.  At the close of business on January 28, 2016 (the “Capitalization Date”), (i) 86,534,568 shares of Company Common Stock were issued and outstanding, (ii) 7,679,089 shares of Company Common Stock were held by the Company as treasury stock, (iii) 22,310,908 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, (iv) 5,979,133 shares of Company Common Stock were subject to Company Stock Options, (v) Company RSUs were outstanding pursuant to which a maximum of 647,510 shares of Company Common Stock could be issued, (vi) 1,795,550 shares of Company Common Stock were reserved and available for purchase under the Company’s Employee Stock Purchase Plan (the “Company ESPP”), (vii) 3,410,641 shares of Company Common Stock were issuable upon conversion of the 2016 Convertible Notes, (viii) 4,000 shares of Company Common Stock were issuable upon exercise of the Warrants and (ix) 1,774,407 shares of Convertible Preferred Stock were issued and outstanding and no other shares of Company

Preferred Stock were issued or outstanding.  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.  As of the date hereof, the Conversion Rate (as defined in the 2016 Convertible Note Indenture) in respect of the 2016 Convertible Notes is 22.7376 shares of Company Common Stock per $1,000 in principal amount of 2016 Convertible Notes and the Series B Conversion Rate (as defined in the Certificate of Designations) is 5.7703.  As of the date hereof, except as a result of the Transactions, (i) other than the adjustment to the Conversion Rate and Conversion Price that occurred on May 9, 2008 pursuant to Section 6.12 of the 2016 Convertible Note Indenture resulting in the Conversion Rate described in the preceding sentence, from and after the date of the 2016 Convertible Note Indenture, no event or circumstance has occurred that has resulted in any adjustment to, and neither the Company nor any of its Affiliates has taken any action that has required (or will require) any adjustment to, or authorized any adjustment to, the Conversion Price or the Conversion Rate (each as defined in the 2016 Convertible Note Indenture) of the 2016 Convertible Notes, and (ii) since the adoption of the Certificate of Designations, no event or circumstance has occurred that has resulted in any adjustment to, and neither the Company nor any of its Affiliates has taken any action that has required (or will require) any adjustment to, or authorized any adjustment to, the Series B Conversion Rate or the Series B Conversion Price (each as defined in the Certificate of Designations) of the Convertible Preferred Stock.

(b)  Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company RSUs), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any Company Common Stock.  None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c)  All outstanding shares of capital stock of, or other equity or voting interests in, each Significant Subsidiary of the Company (except for directors’ qualifying shares or the like as set forth in Section 3.02(c) of the Company Disclosure Letter) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  The Company indirectly owns 50% of the outstanding shares of capital stock of, or other equity or voting interests in, SPD and US CD, beneficially and of record, free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Significant Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Significant Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Significant Subsidiary.

SECTION 3.03.  Authority; Noncontravention; Voting Requirements.  (a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.11 are true and correct and subject to the receipt of the Company Stockholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable and in the best interests of the Company and its stockholders, the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (ii) directing that the Company submit the adoption of this Agreement to a vote at a meeting of the holders of Company Common Stock in accordance with the terms of this Agreement and (iii) recommending that the holders of the Company Common Stock adopt this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c)  The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

(d)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (iii) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (iv) result in the creation of any Lien (other than Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (i)(B), (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.04.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 3.04(d) of the Company Disclosure Letter, (e) the filing of the certificate of incorporation of Merger Sub with the Secretary of State pursuant to the DGCL and (f) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.  (a)  The Company has filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2014 (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments)."

(c)  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of September 30, 2015 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(e)  The Proxy Statement (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it or any amendment or supplement thereto is filed with the SEC or at the time first published, sent or given to the stockholders of the Company, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.06.  Absence of Certain Changes.  Since the Balance Sheet Date through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.07.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, claim, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, (b) to the Knowledge of the Company, pending or threatened Action against SPD, US CD or any of their respective Subsidiaries or (c) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, SPD, US CD or any of their respective Subsidiaries.

SECTION 3.08.  Compliance with Laws; Permits.  The Company and each of its Subsidiaries are, and have been since January 1, 2014, in compliance with all state or federal laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Knowledge of the Company, SPD, US CD and each of their respective Subsidiaries are, and have been since January 1, 2014, in compliance with all Laws or Judgments applicable to SPD, US CD or any of their respective Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company, each of its Subsidiaries and each of its and their directors, officers and employees and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf, is and has been since January 1, 2014 in compliance with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder.  This Section 3.08 does not relate to the Company SEC Documents, financial statements or disclosure controls and procedures or internal controls, which are the subject of Section 3.05, tax matters, which are the subject of Section 3.09, employee benefits, which are the subject of Section 3.10, environmental matters, which are the subject of Section 3.12, intellectual property matters, which are the subject of Section 3.13, or healthcare regulatory matters, which are the subject of Section 3.18.

SECTION 3.09.  Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)  the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(b)  All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c)  As of the date of this Agreement, the Company has not received written notice of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries.

(d)  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e)  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f)  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor.

(g)  No deficiency for any Tax has been asserted or assessed by any taxing authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.

(h)  Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes.

(i)  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(j)  Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011‑4(b)(2).

(k)  For purposes of this Agreement:  (x) “Tax” shall mean any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description and (v) each insurance or group annuity contract or other funding vehicle.

(b)  Each Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan, except where such loss of qualification status would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any liability to the Company or any of its Subsidiaries and no material audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to such plan, except where such claim, liability or audit or other proceeding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)  Neither the Company nor any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no liability under Title IV or Section 302 of ERISA, Section 412 or 4971 of the Code or similar provisions of non-U.S. Laws has been incurred by the Company or any Commonly Controlled Entity that has not been satisfied in full and, to the Knowledge of the Company, no condition exists that presents a risk to the Company of incurring such liability and (ii) all contributions as of the date of this Agreement required to be made with respect to each Company Plan have been made.

(d)  Neither the Company nor any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Multiemployer Plan or plan that has two or more contributing sponsors at least two of which are not under common control within the meaning of Section 4063 of ERISA and, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or any Commonly Controlled Entity has (i) made or suffered a “complete withdrawal” or a “partial withdrawal” (as such terms are respectively defined in Sections 4203 and 4205 of ERISA) from any Multiemployer Plan during the six years prior to the date of this Agreement or (ii) received any notification that any such plan is in reorganization (within the meaning of Section 4241 of ERISA), has been terminated, is insolvent (within the meaning of Section 4245 of ERISA) or is in endangered or critical status (within the meaning of Section 437 of the Code or Section 305 of ERISA).

(e)  No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(f)  Neither the execution of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any director, officer, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iii) result in any “disqualified individual” receiving any “excess parachute payment” (each such term as defined in Section 280G of the Code) or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.  No Company Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code, or otherwise.

(g)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Company Plans subject to the Laws of any jurisdiction outside of the United States (i) have been established, maintained and administered in all material respects in accordance with all applicable Laws, (ii) if they are required to be registered have been registered and if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law.

SECTION 3.11.  Labor Matters.  Neither the Company nor any Subsidiary of the Company is a party to, or is bound by, any collective bargaining agreement or other Contract or agreement or arrangement with a labor organization or labor union (each, a “Labor Agreement”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, (i) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries and during the last three years there has not been any such action contemplated by clauses (i), (ii) and (iii). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Labor Agreements and all applicable Laws respecting employment and employment practices, including Laws concerning terms and conditions of employment, wages and hours, classification and occupational safety and health.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is in compliance with all applicable Laws and Judgments relating to pollution or the protection of the environment or natural resources (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2014 alleging that the Company or any of its Subsidiaries is in violation of, or have liability under, any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or any Environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.  Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.12 and in Section 3.05 and Section 3.06 shall be the sole and exclusive representations and warranties made by the Company with respect to Environmental Laws or other environmental matters.

SECTION 3.13.  Intellectual Property.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all of the Registered Company Intellectual Property free and clear of all Liens (other than Permitted Liens).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and valid and enforceable.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted free and clear of all Liens (other than Permitted Liens), and (ii) the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of non-public information relating to material Intellectual Property, provided; however,  that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(d).

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened in writing, and since January 1, 2014, the Company has not received any written notice or claim (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Intellectual Property owned or licensed by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) since January 1, 2014, to the Knowledge of the Company no Person has infringed, misappropriated, or otherwise violated the rights of the Company or any of its Subsidiaries in any Intellectual Property owned or licensed by the Company or a Subsidiary of the Company, and the Company has not sent any written notice to or written threat against any Person alleging such infringement, misappropriation or violation and (ii) since January 1, 2014, the operation of the business of the Company and its Subsidiaries has not violated, misappropriated or infringed the Intellectual Property of any other Person.

SECTION 3.14.  No Rights Agreement; Anti-Takeover Provisions. (a)  The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)  Assuming the accuracy of the representations and warranties set forth in Section 4.11, and as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

SECTION 3.15.  Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”) free and clear of all Liens (other than Permitted Encumbrances) and (b) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances).

SECTION 3.16.  Contracts.

(a)  Section 3.16(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i)  is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)  with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, or relates to the formation, creation, governance, economics or control of any such joint venture, partnership or other similar arrangement;

(iii)  provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $25 million, other than (A) Indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries or (B) letters of credit;

(iv)  relates to the acquisition or disposition of any business, assets, or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $50 million (A) that was entered into after January 1, 2014, or (B) pursuant to which any material earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $15 million after the date hereof (in each case, excluding for the avoidance of doubt, acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v)  is a Contract for the purchase of materials, supplies, goods, services, equipment or other assets which provided for aggregate payments by the Company or any Subsidiary of the Company of more than $20 million during the fiscal year ended December 31, 2015;

(vi)  is a Contract with a customer of the Company or any Subsidiary of the Company, including distributors, which provided for aggregate payments to the Company or any Subsidiary of the Company of more than $20 million during the fiscal year ended December 31, 2015;

(vii)  is (or contains provisions described in this clause (vii) that are or would reasonably be expected to be) material to the Company and its Subsidiaries, taken as a whole, and contains provisions that prohibit the Company or any of its Affiliates from competing in or conducting any line of business or grants a right of exclusivity or “most favored nation” right to any Person that prevents the Company or any of its Affiliates from entering any territory, market or field or freely engaging in business anywhere in the world, other than (A) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty, (B) distribution or customer Contracts entered into in the ordinary course of business granting exclusive rights to sell or distribute certain of the Company’s products, (C) license agreements for Intellectual Property limiting the Company’s and its Subsidiaries’ use of such Intellectual Property to specified fields of use and (D) Contracts with customers entered into in the ordinary course of business granting a “most favored nation” right to such customer in respect of certain of the Company’s products or services; or

(viii)  is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available, “off-the-shelf” software programs or non-exclusive licenses granted by the Company or any Subsidiary of the Company in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any Intellectual Property by the Company or any Subsidiary of the Company) which would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $15 million per any twelve-month period.

(b)  Each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (v) the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 3.18.  Healthcare Regulatory Matters.  (a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries holds all authorizations under applicable Healthcare Laws that are necessary for the lawful operation of the business of the Company and its Subsidiaries (such authorizations, the “Company Regulatory Permits”).

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are being and, since January 1, 2014, have been conducted in compliance with (i) the FDCA; (ii) the Medicare program (Title XVIII of the Social Security Act), the Medicaid program (Title XIX of the Social Security Act) and the TRICARE program (10 U.S.C. §§ 1071, et seq.); (iii) the Physician Payments Sunshine Act; (iv) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)) and the False Claims Act (42 U.S.C. § 1320a-7b(a)); (v) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act; (vi) Section 501(k) of the Federal Trade Commission Act, as amended; (vii) any comparable foreign Laws with respect to matters relating to the provision, administration, promotion and/or payment of healthcare products or services that are applicable to the Company and its Subsidiaries; and (viii) the regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Healthcare Laws”)

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2014, (i) all reports, documents, claims, permits, adverse event reports, notices, registrations and applications required to be filed, maintained or furnished to the FDA or any other Healthcare Regulatory Authority by the Company and its Subsidiaries have been so filed, maintained or furnished, and (ii) all such reports, documents, claims, permits, adverse event reports, notices, registrations and applications were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2014, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(d)  Since January 1, 2014, neither the Company nor any of its Subsidiaries has initiated, conducted or issued, caused to be initiated, conducted or issued any material recall, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product or been required to do so, other than notices and actions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries organized in the United States who has a billing number under the Medicare program or the Medicaid program has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law by a Governmental Authority, and (ii) none of the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries organized in the United States who has a billing number under the Medicare program or the Medicaid program has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 or Section 1877 of the Social Security Act of 1935, as amended (the “Social Security Act”).

(f)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: since January 1, 2014, the Company’s and its Subsidiaries’ collection, use, analysis, disclosure, retention, storage, security and dissemination of Personal Information comply with (i) all applicable Information Privacy and Security Laws, (ii) business associate agreements to which the Company is a party and (iii) the Company’s privacy policies, and to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has received any written notice or claim of any violation of the foregoing from any Governmental Authority.

SECTION 3.19.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair from a financial point of view to such holders. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.20.  Brokers and Other Advisors.  Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.21.  No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.  Except for the representations and warranties expressly set forth in Article IV, the Company hereby acknowledges that neither Parent nor Merger Sub nor any of their Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Representatives.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent represents and warrants to the Company:

SECTION 4.01.  Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and Merger Sub is a corporation duly organized, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State.  Each of Parent and Merger Sub has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement.

SECTION 4.02.  Authority; Noncontravention.  (a)  Each of Parent and Merger Sub has, or in the case of Merger Sub, will have as of the date it executes and delivers the Joinder Agreement, all necessary corporate power and corporate authority to execute and deliver, in the case of Parent, this Agreement and, in the case of Merger Sub, the Joinder Agreement, to perform its obligations hereunder and thereunder, as applicable, and to consummate the Transactions.  The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub, immediately prior to executing the Joinder Agreement, has adopted resolutions (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement, the Joinder Agreement and the consummation of the Transactions, (ii) declaring that the Merger is advisable and in the best interests of the sole stockholder of Merger Sub and (iii) directing that the Merger be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions immediately following the execution and delivery of this Agreement. Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by the Company and due authorization, execution and delivery of the Joinder Agreement by Merger Sub, constitutes (or will constitute, as the case may be) a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)  The execution and delivery of this Agreement by Parent, the execution of the Joinder Agreement by Merger Sub, the consummation by Parent or Merger Sub of the Transactions and the performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will not (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (c) the filing of the certificate of incorporation of Merger Sub with the Secretary of State pursuant to the DGCL and (d) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 3.04(d) of the Company Disclosure Letter, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04.  Ownership and Operations of Merger Sub.  From and after the date of incorporation of Merger Sub, Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens.  Merger Sub will be formed solely for the purpose of engaging in the Transactions, and immediately prior to the execution of the Joinder Agreement, Merger Sub will not have any liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Sufficiency of Funds.  (a)  Parent has, or at the Closing will have, sufficient cash to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options and Company RSUs under this Agreement) and to pay all related fees and expenses required to be paid on such date.  Parent has the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b)  Without limiting Section 8.08, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.07.  No Other Company Representations or Warranties.  Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives, or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal), in anticipation or contemplation of any of the Transactions.  Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation.

SECTION 4.08.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain and business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements expressly set forth herein.

SECTION 4.09.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC or at the time the Proxy Statement (or any amendment or supplement thereto) is first published, sent or given to stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.10.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent and Merger Sub, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.11.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL.  Neither Parent nor Merger Sub nor any of their controlled Affiliates own any shares of Company Common Stock or Company Preferred Stock.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.    (a)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to carry on its business in all material respects in the ordinary course, and (ii) to the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations (including the service of key employees) substantially intact and preserve existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice.

(b)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests or other Company Securities; provided that the Company may issue shares of Company Common Stock or other securities (x) as required pursuant to equity awards or obligations under the Company Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement or (y) upon conversion of the Convertible Preferred Stock or the 2016 Convertible Notes into shares of Company Common Stock or upon exercise of the Warrants, in each case in accordance with the terms thereof, (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests or other Company Securities (other than (x) pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company RSUs in accordance with the terms thereof, (y) the retirement and cancellation of the Convertible Preferred Stock in connection with the conversion of the Convertible Preferred Stock into shares of Company Common Stock in accordance with the terms thereof or (z) pursuant to the exercise of the Warrants), (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests other than (1) regular quarterly dividends payable to holders of the Convertible Preferred Stock in accordance with the Certificate of Designations and (2) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its direct or indirect parent, (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or other Company Securities or (E) except as a result of the Transactions, take any action that requires an adjustment to, or authorize any adjustment to, (x) the Conversion Price or the Conversion Rate (each as defined in the 2016 Convertible Note Indenture) of the 2016 Convertible Notes, or (y) the Series B Conversion Rate or the Series B Conversion Price (each as defined in the Certificate of Designations) of the Convertible Preferred Stock;

(ii)  (A) incur any indebtedness or obligations for borrowed money, including any indebtedness evidenced by notes, bonds, debentures or similar Contracts, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guarantee any of the foregoing indebtedness, obligations or debt securities of another Person or enter into any “keep well” or other agreement to maintain any of the foregoing (collectively, “Indebtedness”), except for (1) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) guarantees by the Company of Indebtedness of its Subsidiaries, which Indebtedness is incurred in compliance with this Section 5.01(b)(ii) and (4) Indebtedness incurred under the Senior Secured Credit Facility or other existing bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States (including in respect of letters of credit); provided that the aggregate amount of Indebtedness (other than in respect of letters of credit) incurred pursuant to this clause (4) shall not exceed at any time $50 million, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person other than (x) to the Company or any wholly owned Subsidiary of the Company, (y) pursuant to Section 5.01(b)(v),  and (z) in the ordinary course of business;

(iii)  sell, lease, license or otherwise transfer to any Person, in a single transaction or series of related transactions, any of its properties or assets including any Intellectual Property, except (A) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its wholly owned Subsidiaries, (C) leases and subleases of real property owned by the Company or its Subsidiaries and leases or subleases of real property under which the Company or any of its Subsidiaries is a tenant or a subtenant, in each case involving lease payments (over the life of the lease) not exceeding $10 million individually or in the aggregate and following prior good faith consultation with Parent or (D) other sales, leases, licenses or transfers in the ordinary course of business consistent with past practice;

(iv)  make or authorize capital expenditures that exceed by more than 10% the amount budgeted in the Company’s current plan as of the date hereof that was previously made available to Parent;

(v)  except as permitted under Section 5.01(b)(iv), make any acquisition of, or investment in, any properties, assets, securities or business (including by merger, sale of stock, sale of assets or otherwise) if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $25 million, except for the acquisitions of supplies, inventory, merchandise or products in the ordinary course of business;

(vi)  except as required pursuant to the terms of any Company Plan in each case, in effect on the date of this Agreement, (A) grant to any employee of the Company any increase in compensation, other than increases and payouts of compensation to employees below the E2 level in the ordinary course of business, (B) grant to any employee of the Company any increase in severance, retention or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any Labor Agreement or material Company Plan, (D) take any action to accelerate funding or any rights or benefits under any material Company Plan, (E) grant or amend any equity or other incentive awards, (F) hire or appoint any employee whose base salary and target bonus opportunity  exceeds $500,000 per annum or promote any employee to a position with a base salary and target bonus opportunity that exceeds  $500,000 per annum or (G) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(vii)  make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(viii)  amend the Company Charter Documents or amend in any material respect the comparable organizational documents of any Subsidiary of the Company;

(ix)  grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations permitted under Section 5.01(b)(ii) or (B) to a wholly owned Subsidiary of the Company;

(x)  settle or compromise any pending or threatened Action, other than settlements or compromises of any pending or threatened Action (A) reflected or reserved against in respect of such Action in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed SEC Documents for an amount not in excess of the amount so reflected or reserved or (B) if the amount of all such settlements and compromises does not exceed $5 million individually or $25 million in the aggregate; provided that no settlement or compromise of any pending or threatened Action may involve any injunctive or equitable relief or impose restrictions on the business activities of the Company or its Subsidiaries, involve any admission of any wrongdoing by the Company or its Subsidiaries, or involve any license, cross license or similar arrangement with respect to Intellectual Property;

(xi)  (A) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability, audit claim or assessment, (D) surrender any right to claim a material Tax refund, (E) file any amended Tax Return with respect to any material Tax, (F) enter into any closing agreement with respect to any material Tax or (G) waive or extend the statute of limitations with respect to any Tax Return reporting a Tax liability in excess of $5 million, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(xii)  adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than (A) with respect to dormant Subsidiaries or (B) with respect to any merger, consolidation, restructuring, recapitalization or other reorganziation, solely among the Company and any wholly owned Subsidiary of the Company or solely among wholly owned Subsidiaries of the Company;

(xiii)  (A) modify, amend, terminate or waive, in each case in any material respect, any rights or claims under any Material Contract or any Restricted Contract, or (B) enter into any new agreement that (i) would have been considered a Material Contract if it were entered into prior to the date of this Agreement, other than in the ordinary course of business, (ii) is or would have been considered a Restricted Contract if it were entered into prior to the date of this Agreement or (iii) contains a change in control or similar provision in favor of the other party or parties thereto that would require a material payment to or would give rise to any material rights of such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstance) or any subsequent change in control of the Company or any of its Subsidiaries, other than pursuant to a tender process for Contracts with a Governmental Authority;

(xiv)  (A) fail to diligently prosecute or maintain any material Intellectual Property or fail to exercise a right of renewal or extension under or with respect to any material Intellectual Property or (B) other than in the ordinary course of business subject to customary confidentiality requirements, disclose any material trade secrets of the Company or any of its Subsidiaries; or

(xv)  authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d)  The Company shall not expressly waive obligations with respect to the disclosure of confidential information in confidentiality agreements entered into with any Person with respect to a Takeover Proposal on or prior to the date hereof.  For the avoidance of doubt, the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons.

SECTION 5.02.  Solicitation; Change in Recommendation.
 (a)  Except as permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any Persons with respect to a Takeover Proposal that existed on or prior to the date hereof and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit, or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging a Takeover Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal.  The Company shall promptly request the return or destruction of all information furnished by or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date hereof.

(b)  Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and the failure to take the following actions is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives.

(c)  The Company shall promptly (and in any event within 24 hours after knowledge of receipt by an officer or director of the Company) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal, and copies of any documents evidencing or delivered in connection with such Takeover Proposal, and the Company shall keep Parent reasonably informed promptly (and in any event within 24 hours after knowledge of the applicable developments by an officer or director of the Company) of any material developments with respect to any such Takeover Proposal (including any material changes thereto, and including by providing copies of any revised or new documents evidencing or delivered in connection with such Takeover Proposal).  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Confidentiality Agreement.  As used in this Agreement, “Acceptable Confidentiality Agreement” means (x) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (y) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons.

(d)  Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withhold (in the case of the Board of Directors of the Company) or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold (in the case of the Board of Directors of the Company) or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) in the case of the Board of Directors of the Company, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten (10) business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (it being understood that the Board of Directors of the Company or any committee thereof may make or cause the Company to (x) make a customary “stop, look and listen” communication, may elect to take no position with respect to a Takeover Proposal until the close of business on the tenth business day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act without such action in and of itself being considered an adverse modification and (y) disclose that the Board of Directors of the Company or any committee thereof has determined that a Takeover Proposal constitutes a Superior Proposal, that the Board of Directors of the Company or any committee thereof intends to make an Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into a Company Acquisition Agreement and in each case any material facts and circumstances relating thereto) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any committee thereof may (I) make an Adverse Recommendation Change or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (I) where the Adverse Recommendation Change is not made in response to a Takeover Proposal, failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Adverse Recommendation Change is made in response to a Takeover Proposal or (B) clause (II), such Takeover Proposal constitutes a Superior Proposal and the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (I) or clause (II), unless (1) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall specify the reasons therefor and, if relating to a Takeover Proposal, include an unredacted copy of any such Superior Proposal and an unredacted copy of any relevant proposed transaction agreements, the identity of the party making such Superior Proposal and the material terms thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, such that the failure to make an Adverse Recommendation Change would not reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law) and (3) following the end of such notice period, the Board of Directors of the Company shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, that the failure to effect an Adverse Recommendation Change would continue to be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law) if the revisions proposed in such binding offer were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of any such Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, any material change to the underlying relevant facts and circumstances), this proviso shall again apply (but the five calendar day period shall instead be two calendar days); and provided further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01 and, the Company pays Parent the applicable Company Termination Fee in accordance with Section 7.03 prior to or concurrently with such termination.

(e)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided, however, that any such disclosure or statement that constitutes or contains an Adverse Recommendation Change shall be subject to the provisions of Section 5.02(d).

(f)  As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of more than 25% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of more than 25% of the outstanding Company Common Stock or voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 25% of the outstanding Company Common Stock or voting power of the Company or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than 25% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) or more than 25% of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(g)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company has determined in its good faith judgment after consultation with its financial advisors and outside legal counsel, (i) to be more favorable from a financial point of view to the Company’s stockholders than the Transactions and (ii) is reasonably capable of being completed on the terms proposed, taking into account all legal, regulatory, financial, timing, financing and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03.  Efforts.  (a)    Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Sections 5.03(c) and (d) below.  For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  Each of the parties hereto agrees: (1) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within 30 calendar days after the date of this Agreement, (2) to make the appropriate filings under the Other Required Antitrust Laws as promptly as reasonably practicable and advisable following the date of this Agreement, (3) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such Other Required Antitrust Laws and (4) to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.  Without limiting the foregoing, Parent shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any such Other Required Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (i) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company or its Subsidiaries contemporaneously with or subsequent to the Effective Time, (ii) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (iii) terminating existing relationships, contractual rights or obligations of the Company or its Subsidiaries, (iv) terminating any joint venture or other arrangement of the Company or its Subsidiaries or (v) creating any relationship, contractual right or obligation of the Company or its Subsidiaries (or, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action) (each of the actions described in clauses (i) - (v), a “Divestiture Action”); provided, however that in no event shall anything in this Agreement require, or be construed to require, the Company, Parent or any of their respective Affiliates to (1) take, or agree to take, any Divestiture Action unless all Divestiture Actions collectively would not result in a material adverse effect on the business, results of operations, assets or financial condition of a company the size of (and with results of operations equal to those of) the Company and its Subsidiaries, taken as a whole, prior to the Effective Time or (2) take any actions, including the actions described in clauses (i) - (v) above with respect to Parent, its Affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements.  To assist Parent in complying with its obligations set forth in this Section 5.03(c), the Company shall enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing (but conditioned upon consummation of the Closing) with respect to any Divestiture Action.  Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions and the Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC or under any Other Required Antitrust Laws.  Nothing in this Agreement (x) shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining the expiration or termination of the applicable waiting periods under, or any approvals under, the HSR Act or Other Required Antitrust Laws or approvals from any other Governmental Authorities, unless the effectiveness of such agreement or action is conditioned upon the Closing or (y) shall require Parent or its Affiliates to (and neither the Company nor its Subsidiaries shall without the express written consent of Parent) defend through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the Outside Date.

(d)  Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority (including any “4(c) documents” and “4(d) documents” as these terms are used in the rules and regulations under the HSR Act) and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions and (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions; provided that any such information or materials referred to in (i) - (iii) may be redacted (x) to remove references concerning the valuation of the Company and (y) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.  Notwithstanding the foregoing, Parent shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the Transactions pursuant to any Antitrust Laws.

SECTION 5.04.  Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the forgoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or the Transactions that has not been previously announced or made public in accordance with the terms of this Section 5.04 or (b) is made in the ordinary course of business and does not relate to this Agreement or the transactions contemplated by this Agreement.

SECTION 5.05.  Access to Information; Confidentiality.  Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, subject to Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions) and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (iii) expose the Company to risk of liability for disclosure of sensitive or personal information.  In any such event, the Company shall use its reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege or protection or risk such liability, including entering into a joint defense agreement, common interest agreement or other similar arrangement.  All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of January 5, 2016 by and among the Company and Parent (the “Confidentiality Agreement”).

SECTION 5.06.  Indemnification and Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable Law, (i) jointly and severally indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary, (B) the fact that an Indemnitee is or was a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or such Subsidiary, (C) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary or (D) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or taken at the request of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise , in each case under clauses (A), (B), (C) or (D), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (in cluding in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to this Section 5.06(a) or applicable Law.

(b)  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Indemnitees who are currently (and any additional Indemnitees who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, that if the aggregate annual premium for such insurance exceeds 300% of the annual premium for such insurance as of the date hereof (the “Premium Cap”), then the Surviving Corporation or Parent shall cause to be provided a policy covering such individuals with the best coverage as is then available at a cost up to but not exceeding such Premium Cap.  The Company may (or if requested by Parent, the Company shall), in consultation with Parent, purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, at an aggregate cost up to but not exceeding the aggregate maximum amount payable pursuant to the proviso above for such six year period.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d)  The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).

(e)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(g)  Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

SECTION 5.07.  Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08.  Employee Matters.  (a)  Subject to any applicable Labor Agreements, until December 31, 2017 (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide (i) base salary and annual cash bonus opportunities to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date hereof and (iii) employee benefit plans and arrangements (other than base salary, annual bonus and long-term incentive opportunities, severance benefits and employee stock purchase plan benefits) to Continuing Employees that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time, in the case of clauses (i) and (iii), except to the extent such Continuing Employee’s employment with Parent or its Affiliates is terminated prior to the end of the Continuation Period.  In addition, Parent shall, and shall cause the Surviving Corporation to, provide a 2017 long-term incentive award to each Continuing Employee employed by Parent or its Subsidiaries at the time annual long-term awards are made generally that is no less favorable than the greater of (A) the long-term incentive award made to similarly situated employees of Parent generally or (B) the ordinary course long-term incentive award made by the Company to such employee for 2016, as adjusted in a manner consistent with Parent’s long-term plan for the performance of the Surviving Corporation’s business operations relative to peer group companies.

(b)  Without limiting the generality of Section 5.08(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms all the Company Plans as in effect at the Effective Time, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Corporation, to amend any Company Plan in accordance with its terms.  Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(c)  With respect to all employee benefit plans of the Surviving Corporation and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns); provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan or long-term incentive plan, (iii) to the extent not recognized by the Company for similar purposes, or (iv) for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation.

(d)  Without limiting the generality of Section 5.08(a), Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)  The provisions of this Section 5.08 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.08 (i) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) obligates Parent or any of its Subsidiaries (including the Surviving Corporation) to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time or (iii) results in any current or former director, employee, consultant or any other individual associated therewith being regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 5.09.  Company ESPP.  The Company shall ensure that (a) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time, (b) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, and (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time.  No later than 5 days prior to the Effective Time, in the case of any outstanding purchase rights under the Company ESPP, (x) any then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP, (y) such shares of Company Common Stock shall be treated the same as all other shares of Company Common Stock in accordance with Section 2.01(c) and (z) the Company ESPP shall terminate immediately after such purchases.

SECTION 5.10.  Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions and (iii) any fact, event or circumstance that (A) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (B) is reasonably likely to result in the failure of any of the conditions set forth in Article VI to be satisfied.  The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.11.  Parent Vote.  (a)  Parent shall vote or cause to be voted any Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof.

(b)  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.12.  Stock Exchange De-listing.  Parent shall use its reasonable best efforts to cause the Company Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.  The Company shall reasonably cooperate with Parent in connection with the actions contemplated by this Section 5.12.

SECTION 5.13.  Treatment of 2016 Convertible Notes.  In the event that any 2016 Convertible Notes remain outstanding as of the Effective Time, the Company, the Surviving Corporation and Parent will take all necessary action to execute, as and to the extent required by the 2016 Convertible Note Indenture, a supplemental indenture related thereto.  Prior to the Effective Time, the Company shall deliver all notices and take all other actions required under the terms of the 2016 Convertible Notes, the 2016 Convertible Note Indenture or under applicable Law, including, without limitation, the giving of any notices that may be required in connection with the Transactions and any conversions of the 2016 Convertible Notes; provided, however, that the Company, to the extent reasonably practicable, will provide copies of any such notice to Parent at least three (3) business days prior to delivering any such notice, and all such notices and actions not required by the terms of the 2016 Convertible Notes or the 2016 Convertible Note Indenture shall be subject to the prior approval of Parent, such approval not to be unreasonably withheld or delayed. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, reasonably cooperate with Parent in connection with the fulfillment of the Company’s obligations under the terms of the 2016 Convertible Notes and the 2016 Convertible Note Indenture at any time after the date of this Agreement as reasonably requested by Parent.

SECTION 5.14.  Transfer of Company Common Stock Owned by Parent.  Prior to the Effective Time, Parent shall, and shall cause its Subsidiaries (other than Merger Sub) to, transfer all shares of Company Common Stock beneficially owned by Parent or any of its Subsidiaries to Merger Sub.

SECTION 5.15.  Financing.

(a)  The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement of any third party debt or equity financing for the purpose of financing the aggregate Merger Consideration, any repayment or refinancing of debt contemplated by this Agreement or required or undertaken in connection with the Transactions and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options and Company RSUs under this Agreement)  and all related fees and expenses of Parent and Merger Sub (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Merger); provided, however, that nothing in Section 5.13 or this Section 5.15 shall require such cooperation or other action on the part of the Company, its Subsidiaries or their respective Representatives  to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the

Company or its Subsidiaries, (B) require the Company, any of its Subsidiaries or any of their respective Representatives to enter into any agreement, take any corporate action or otherwise agree to pay any fees, reimburse any expenses or otherwise incur any liability (other than immaterial out-of-pocket expenses that shall be subject to reimbursement by Parent as set forth below) or give any indemnities prior to the Effective Time, (C) require the Company, any of its Subsidiaries or any of their respective Representatives to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter Documents (as in effect as of the date hereof), any charter documents of any Subsidiary (as in effect as of the date hereof),  any applicable Laws, the Senior Secured Credit Facility  (as in effect on the date hereof) or any Material Contract (as in effect on the date hereof) or (D) provide any information subject to attorney-client privilege, attorney work product protection or other legal privilege. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions, in each case, upon reasonable notice and at mutually agreeable dates and times, (ii) providing reasonable and timely assistance with the preparation by Parent of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing, and (iii) as promptly as reasonably practical, and in any event at least ten (10) days prior to the Closing Date, furnishing Parent and its financing sources with (i) audited consolidated balance sheets and related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the Company for the fiscal years ended December 31, 2012, 2013 and 2014 and in the event that the date ten (10) days prior to the Closing Date occurs on a date that is more than  seventy-five (75) days following December 31, 2015), 2015 and (b) unaudited consolidated balance sheets and related statements of operations, comprehensive income (loss) and cash flows for the Company for the fiscal quarters ended March 31, June 30 and September 30, 2015, and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least forty (40) days before the date that is ten (10) days prior to the Closing Date, in each case prepared in accordance with GAAP; it being agreed that the Company’s timely filing  of required Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q after the date hereof and prior to the date ten (10) days prior to the Closing Date containing the financial statements required by such forms shall be deemed to have satisfied such condition. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing pursuant to this Section 5.15(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (x) any information provided by the Company or any of its Subsidiaries or (y) any fraud or intentional misrepresentation or willful misconduct by any such Persons.

(b)  The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Senior Secured Credit Facility, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent at least two (2) business days prior to the Closing Date an executed payoff letter with respect to the Senior Secured Credit Facility (the “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Senior Secured Credit Facility relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated. The obligations of the Company pursuant to this Section 5.15(b) shall be subject to Parent providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time.

(c)  Treatment of Notes.

(i)  The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to commence, as soon as reasonably practicable after the receipt of a written request from Parent to do so, one or more offers to purchase and/or consent solicitations with respect to all of the outstanding aggregate principal amount of any series of Notes on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the Notes (collectively, the “Debt Offers”); provided, that the Company shall not be required to commence any Debt Offer until Parent shall have provided the Company with drafts and the final form of the necessary offer to purchase, consent solicitation statement, related letter of transmittal, supplemental indenture and other related documents, in each case, as applicable in connection with such Debt Offer and all in form and substance reasonably satisfactory to the Company (collectively, the “Debt Offer Documents”); provided, further, that (A) Parent will consult with the Company regarding the timing and commencement of the Debt Offers and any early tender or early consent deadlines for the Debt Offers in light of the regular financial reporting schedule of the Company and the requirements of applicable Law and (B) the Debt Offers need not commence prior to the later of (x) ten (10) business days after the date the preliminary Proxy Statement is first filed with the SEC and (y) the date the staff of the SEC indicates to the Company that it has no further comments to the Proxy Statement. Parent shall consult with the Company and afford the Company a reasonable opportunity to review the material terms and conditions of the Debt Offers. The terms and conditions specified by Parent for the Debt Offers shall be only such terms and conditions as are customarily included in offers to purchase debt securities similar to the Notes and in similar situations and shall otherwise be in compliance with all applicable Laws and the terms and conditions of the Notes.  The closing of any such Debt Offer shall be expressly conditioned on the Closing, and any such Debt Offer shall be conducted in compliance with applicable Law, including SEC rules and regulations. None of the Notes shall be required to be purchased, whether or not such repurchase is at the option of the Company or at the request of Parent, prior to the Closing Date. The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Offers. In addition, the Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with any other approach (an “Other Debt Transaction”) chosen by Parent to the defeasance, satisfaction and discharge, repayment, repurchase, redemption, amendment or other treatment of any of the Notes in connection with the Transactions; provided, that (1) such cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries, (2) the closing of any such Other Debt Transaction shall be expressly conditioned on the Closing, (3) such Other Debt Transaction shall be conducted in compliance with applicable Law, including SEC rules and regulations, and the terms and conditions of the Notes and (4) neither the Company nor any of its Subsidiaries shall be required to make any payment with respect to such Other Debt Transaction prior to the Closing Date.  Parent and Merger Sub shall use commercially reasonable efforts to, and shall cause their respective Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by the Company in connection with the Debt Offers and Other Debt Transactions.

(ii)  Following the commencement of the Debt Offers, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of the Debt Offers, unless such change is previously approved by Parent in writing (such consent not to be unreasonably withheld or delayed) or required by applicable Law or the terms and conditions of the Notes. The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to the Debt Offers (other than that the Closing shall have occurred and that there shall be no Law, injunction or other legal restraint prohibiting such waiver or consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the Debt Offers other than as agreed in writing between Parent and the Company.

(iii)  The Company covenants and agrees that, promptly following the consent solicitation expiration date associated with any Debt Offer, assuming the requisite consents are received, the Company shall, and shall cause each of its Subsidiaries as is necessary, and shall use commercially reasonable efforts to cause the applicable trustee, to execute supplemental indentures to the Existing Note Indentures for which the requisite consent has been received, which supplemental indentures shall (x) implement the amendments, if any, described in the Debt Offer Documents, (y) become operative only concurrently with the Effective Time and (z) be in compliance with applicable Law and the terms and conditions of the Notes. The Company shall, upon receipt of a written request from Parent and on the date specified in such written request (which date shall not be earlier than the Closing Date), accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers in compliance with applicable Law and the terms and conditions of the Notes and in accordance with the Debt Offers provided by  or at the direction of Parent, so long as Parent shall have complied with its obligations under the next succeeding sentence. Parent hereby covenants and agrees to provide (or cause to be provided) immediately available funds to the Company for the full payment on the date specified in the written request described in the preceding sentence of all Notes properly tendered and not properly withdrawn to the extent required pursuant to the terms of the Debt Offers and for the payment of any fees and expenses in connection therewith.  The Company shall pay any consent fee in respect of any Debt Offers at the times and pursuant to the terms of such Debt Offers and in compliance with applicable Law and the terms and conditions of the Notes, provided that Parent has provided (or caused to be provided) to the Company immediately available funds for the full payment of such amounts on the applicable date and for the payment of any fees and expenses in connection therewith.  Parent and Merger Sub shall use commercially reasonable efforts to, and shall cause their respective Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by the Company in connection with the entry into the supplemental indentures and the acceptance for payment and payment of the Notes.

(iv)  Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Debt Offer Documents. Parent and the Company shall, and the Company shall cause its Subsidiaries to, reasonably cooperate with each other in the preparation of the Debt Offer Documents (including all amendments and supplements proposed by Parent).  The Debt Offer Documents (including all amendments or supplements thereto) and all other communications with the holders of the Notes in connection with the Debt Offers (including, without limitation, any materials provided or filed pursuant to the next succeeding sentence) shall be subject to prior review of, and comment by, Parent and the Company and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers, any information should be discovered by the Company or Parent that either the Company  or Parent reasonably  believes should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Current Report on Form 8-K).  Notwithstanding anything to the contrary in this Section 5.15(c)(iv), the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause the Company Subsidiaries to, comply with the requirements of Rule 14e-l under the Exchange Act, to the extent applicable, and any other applicable Laws to the extent such Laws are applicable in connection with the Debt Offers and such compliance will not be deemed a breach of this Section 5.15.

(v)  In connection with the Debt Offers, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith, and the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, enter into customary agreements with such parties so selected; provided that  the foregoing shall not require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with such parties so selected.

(vi)  Subject to the compliance by Parent with its obligations under the last sentence of this Section 5.15(c)(vi), if requested by Parent in writing, in lieu of or in addition to commencing or consummating a Debt Offer for any series of Notes, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to (i) substantially simultaneously with the Effective Time, issue a notice of optional redemption (or in the case of any series of Notes that permit the issuance of a conditional redemption notice, prior to the Effective Time but conditioned thereupon) for all of the outstanding aggregate principal amount of such series of Notes, pursuant to the redemption provisions of the applicable Existing Note Indenture and in compliance with all applicable Laws and (ii) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of such series of Notes pursuant to the applicable Existing Note Indenture and in compliance with all applicable Laws. The redemption and satisfaction and discharge of any series of Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of such series of Notes. Subject to the compliance by Parent with its obligations under the last sentence of this Section 5.15(c)(vi), the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide all cooperation reasonably requested by Parent in connection with the Discharge of any series of Notes identified to the Company by Parent in writing at any time in compliance with all applicable Laws and the terms and conditions of the Notes. Concurrently with the Closing, Parent shall, or shall cause to be, deposited with the trustee under the applicable Existing Note Indenture sufficient funds to effect (in compliance with the provisions of such applicable Existing Note Indenture) any such Discharge pursuant to this Section 5.15(c)(vi).  Parent and Merger Sub shall use commercially reasonable efforts to, and shall cause their respective Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by the Company in connection with the Discharge of any series of Notes.

(vii)  Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers and any Other Debt Transaction upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company and its Subsidiaries for all of their reasonable and documented out-of-pocket costs, fees and expenses in connection with the Debt Offers, the Discharge of any series of Notes and any Other Debt Transaction promptly following the incurrence thereof.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Offers, the Discharge of any series of Notes, any Other Debt Transaction and any other transactions taken pursuant to this Section 5.15 or any information utilized in connection therewith, except with respect to (x) any information provided by the Company or any of its Subsidiaries or (y) any fraud or intentional misrepresentation or willful misconduct by any such Persons.  For the avoidance of doubt, all information provided to Parent by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 5.15 will be kept confidential pursuant to the terms of the Confidentiality Agreement.

SECTION 5.16.  Preparation of the Proxy Statement; Stockholders’ Meeting.  (a)    As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC.  Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments.  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b)  Subject to Section 5.16(a) and notwithstanding any Adverse Recommendation Change, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of the NYSE to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, and, prior to the termination of this Agreement in accordance with its terms, shall not submit any Takeover Proposal for approval or adoption by the stockholders of the Company.  Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess, or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting, (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iii) to solicit additional proxies if the Company reasonably believes it may be necessary to obtain the Company Stockholder Approval.

SECTION 5.17.  Other Securities.  The Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation reasonably requested by Parent in connection with the treatment of the Series B Preferred Stock in connection with the Merger, including seeking the consent, vote or cooperation of the holders of the Series B Preferred Stock.

SECTION 5.18.  Creation of Merger Sub.  Within four calendar days of the date of this Agreement, Parent shall cause to be formed the Merger Sub and shall cause the Merger Sub to become party to this Agreement through the execution of the Joinder Agreement.  Immediately prior to the execution of the Joinder Agreement, (i) Parent shall cause the Board of Directors of Merger Sub to adopt resolutions (A) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement, the Joinder Agreement and the consummation of the Transactions, (B) declaring that the Merger is advisable and in the best interests of the sole stockholder of Merger Sub and (C) directing that the Merger be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn and (ii) Parent, as the sole stockholder of Merger Sub, shall approve this Agreement and the Transactions.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger;

(b)  Governmental Consents.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 6.01(b) of the Company Disclosure Letter (the “Other Required Antitrust Laws”) shall have expired or early termination thereof shall have been granted and the approvals under the Other Required Antitrust Laws shall have been received; and

(c)  Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

SECTION 6.02.  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.02(a) and Section 3.02(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct is a De Minimis Inaccuracy, (ii) set forth in Section 3.03(a), Section 3.03(b), Section 3.14 and Section 3.20 shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in the Agreement, other than those Sections specifically identified in clauses (i) and (ii) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.   Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(b)  Compliance with Covenants.  The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under the Agreement and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(c)  No Material Adverse Effect.  Since the date of the Agreement there shall not have been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 6.03.  Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.   The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

(b)  Compliance with Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under the Agreement and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i)  if the Effective Time shall not have occurred on or prior to January 30, 2017 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 8.08, the “Outside Date”); provided, that if on the Outside Date any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b)) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to April 30, 2017 and such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)  if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii)  if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof);

(c)  by Parent:

(i)  if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured or, if capable of being cured, the Company shall not have commenced good faith efforts to cure the breach or failure to perform within 30 calendar days following (or the breach or failure to perform is not cured within 60 calendar days following) receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change; or

(d)  by the Company:

(i)  if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (y) is incapable of being cured or, if capable of being cured, Parent and Merger Sub shall not have commenced good faith efforts to cure the breach or failure to perform within 30 calendar days following (or the breach or failure to perform is not cured within 60 calendar days following) receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.02(d)(II); provided that prior to or concurrently with such termination the Company pays the Company Termination Fee due under Section 7.03(a).

SECTION 7.02.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.02 and 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except subject to Section 7.03(b) no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement or from fraud.

SECTION 7.03.  Termination Fee.  (a)  In the event that:

(i)  this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii); provided that (A) a bona fide Takeover Proposal shall have been publicly made, publicly proposed or otherwise publicly communicated after the date of this Agreement and not withdrawn prior to the earlier of the completion of the Company Stockholders’ Meeting (including any adjournment or postponement thereof) and the time of termination and (B) within twelve months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to a Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A)) and such Takeover Proposal is subsequently consummated (even if after such twelve-month period); provided that, for purposes of clauses (A) and (B) of this Section 7.03(a)(i), the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)  this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same day funds (x) in the case of Section 7.03(a)(ii)(A), within two business days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two business days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $177,000,000.

(b)  In the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.  Any amendment or supplement to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.03.  Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the stockholders of the Company without such approval.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third Party Beneficiaries.  This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (i) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration; (ii) if the Effective Time occurs, the right of the holders of Company Stock Options and Company RSUs to receive such amounts as provided for in Section 2.03; (iii) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement and (iv) the rights of the Company Related Parties set forth in Section 7.03(b), which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (i) through (iv) above; and (v) the rights of the Lender Related Parties set forth in Section 8.15, which are intended for the benefit of the Lender Related Parties.

SECTION 8.07.  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)  All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.  If, prior to the Outside Date, any party hereto brings any action, in each case, in accordance with Section 8.08, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action, as the case may be.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

Abbott Laboratories
100 Abbott Park Road, D-364
Abbott Park, Illinois  60064-3500
Attention:  Executive Vice President, General Counsel and Secretary
 Facsimile:  (224) 667-3966

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
 New York, New York 10022
Attention:  Daniel E. Wolf, P.C.
David B. Feirstein
Facsimile:  212-446-4900

If to the Company, to it at:

Alere Inc.
51 Sawyer Road, Suite 200,
Waltham, Massachusetts, 02453
Attention:  General Counsel
Facsimile:  (781) 647-3939

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:  Scott A. Barshay, Esq.
O. Keith Hallam III, Esq.
Facsimile:   212-474-3700

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.  (a)  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“2016 Convertible Notes” means the Company’s 3.00% Convertible Senior Subordinated Notes due 2016, issued pursuant to the 2016 Convertible Note Indenture.

“2016 Convertible Note Indenture” means the Indenture dated as of May 14, 2007, between the Company and U.S. Bank Trust National Association, as trustee, in respect of the 2016 Convertible Notes.

“2018 Senior Notes” means the Company’s 7.25% Senior Notes due 2018, issued pursuant to the Senior Note Indenture.

“2020 Senior Subordinated Notes” means the Company’s 6.5% Senior Subordinated Notes due 2020, issued pursuant to the Subordinated Note Indenture.

“2023 Senior Subordinated Notes” means the Company’s 6.375% Senior Subordinated Notes due 2023, issued pursuant to the Subordinated Note Indenture.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, SPD, US CD, Techlab Inc. and their respective Subsidiaries shall not be deemed to be Affiliates of the Company or any of its Subsidiaries.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.

“Certificate of Designations” means the Certificate of Designations, Preferences and Rights filed with the Secretary of State on May 8, 2008 with respect to the Convertible Preferred Stock.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s certificate of incorporation (including the Certificate of Designations) and by-laws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Product” means all “devices” (as those terms are defined in Section 201 of the FDCA) and over-the-counter products subject to the FDCA or any similar Law in any foreign jurisdiction that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

“Company Stock Plans” means the 2010 Stock Option and Incentive Plan, as amended, and the Inverness Medical Innovations Inc. 2001 Stock Option and Incentive Plan, as amended.

“Convertible Preferred Stock” means the Series B Convertible Perpetual Preferred Stock, $0.001 par value per share, of the Company designated pursuant to the Certificate of Designations.

“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company in Section 3.02(a) or Section 3.02(b) that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Existing Note Indentures” means the 2016 Convertible Note Indenture, the Senior Note Indenture and the Senior Subordinated Note Indenture.

“FDA” means United States Food and Drug Administration.

“FDCA” means United States Food, Drug and Cosmetic Act of 1938, as amended.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“Healthcare Regulatory Authority” means any federal, national, foreign or multinational governmental health regulatory agency or authority with jurisdiction over (i) the development, marketing, labeling, sale, use, handling and control, safety, efficacy, reliability, manufacturing, approval, licensing of any drug, device or over-the-counter pharmaceutical product, (ii) federal healthcare programs under which such products are purchased or (iii) the protection of personal health information.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as amended.

“Information Privacy and Security Laws” shall mean all Laws that apply to the Company or any of its Subsidiaries concerning the privacy or security of information pertaining to an individual, including, where applicable, the Health Insurance Portability and Accountability Act of 1996 (as amended by the Health Information Technology for Economic and Clinical Health Act), state data breach notification Laws, state social security number protection Laws, the European Union Directive 95/46/EC, the Federal Trade Commission Act, Canada’s Personal Information Protection and Electronic Documents Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act and state consumer protection Laws.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention and discovery; any trademark, trademark registration, trademark application, servicemark, trade name, logo, business name or brand name; any copyright, copyright registration, design, design registration or database rights; any internet domain name, and registrations and applications therefor; trade secret, confidential know-how, confidential customer data, or other confidential information, whether tangible or intangible, including algorithms, ideas, designs, formulas, methods, processes, programs, prototypes, systems and techniques; and computer software (including source and object codes, databases and related documentation), in each case to the extent confidential; and all goodwill associated with any trademark or domain name.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers or directors of Parent or Merger Sub.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate (a) would prevent or materially delay, interfere with, impair or hinder the consummation by the Company of the Transactions or the compliance by the Company with its obligations under this Agreement or (b) has a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur with respect to this clause (b):  any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards, or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) to the extent arising out of, resulting from or attributable to (1) changes or prospective changes in Law (including changes or prospective changes in generally applicable rules, regulations and administrative policies of the FDA) or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) any change proximately caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(c) and 3.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (4) volcanoes, tsunamis, pandemics, earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (7) any change or prospective change in the Company’s credit ratings, (8) any decline in the market price, or change in trading volume, of the capital stock of the Company or (9) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (9) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Notes” means the 2016 Convertible Notes, the 2018 Senior Notes, the 2020 Senior Subordinated Notes and the 2023 Senior Subordinated Notes.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of any of the Transactions on a timely basis or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records which would not materially detract from the value of or materially impair the existing use of the relevant properties, (vi) licenses of Intellectual Property granted in the ordinary course of business and (vii) such other Liens, Encumbrances or defects or imperfections of title that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance, defect or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means the information pertaining to an individual that is regulated or protected by the applicable Information Privacy and Security Law.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), and applications to register marks and registered domain names, in each case that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Restricted Contract” means (i) any Contract that (a) restricts payment of dividends or distributions, (b) contains any standstill or similar restriction on the Company’s or its Subsidiaries’ ability to acquire assets or securities of another Person, (c) indemnifies or holds harmless any Person which indemnity is material to the Company and its Subsidiaries taken as a whole (other than commercial Contracts entered into, modified, amended, terminated or waived in the ordinary course of business) or (d) contains terms that, following the Closing, would limit or purport to limit Parent and its Affiliates to conduct their business by virtue of the Company and its Subsidiaries becoming Affiliates of Parent and (ii) any Contract that is a Material Contract (or would have been considered a Material Contract if it were entered into prior to the date of this Agreement) covered by subclauses (ii) or (vii) of Section 3.16(a).

“Senior Secured Credit Facility” means that certain Credit Agreement dated as of June 18, 2015, as amended, supplemented or otherwise modified from time to time prior to the date hereof, among the Company, as borrower, the lenders party thereto and Goldman Sachs Bank, USA and General Electric Capital Corporation, as administrative agents.

“Senior Note Indenture” means the Indenture dated as of August 11, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of the 2018 Senior Notes, as supplemented and amended from time to time.

“Senior Subordinated Note Indenture” means the Indenture dated as of May 12, 2009, between the Company and U.S. Bank National Association, as trustee, in respect of the 2020 Senior Subordinated Notes and the 2023 Senior Subordinated Notes, as supplemented and amended from time to time.

“Significant Subsidiary” means each of the Company’s “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act).

“SPD” means Swiss Precision Diagnostics GmbH, a Swiss company.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; provided, that, for the avoidance of doubt, SPD, US CD and Techlab, Inc. and their respective Subsidiaries shall not be deemed to be Subsidiaries of the Company for purposes of this Agreement.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“US CD” means US CD LLC, a Delaware limited liability company.

“Warrant Agreements” means the agreements, dated as of July 1, 2009, between the Company and each of the holders of the Warrants set forth on Section 8.12 of the Company Disclosure Letter.

“Warrants” means the warrants for the purchase of shares of Company Common Stock pursuant to the Warrant Agreements.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	Section 5.02(c)
Action	Section 3.07
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Announcement	Section 5.04
Antitrust Laws	Section 5.03(a)
Appraisal Shares	Section 2.06(b)

Assumed RSU	Section 2.03(c)
Balance Sheet Date	Section 3.05(c)
Bankruptcy and Equity Exception	Section 3.03(a)
Book Entry Share	Section 2.01(c)
Capitalization Date	Section 3.02(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Claim	Section 5.06(b)
Closing	Section 1.02
Closing Date	Section 1.02
Common Appraisal Shares	Section 2.06(a)
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Board Recommendation	Section 3.03(b)
Company Common Stock	Section 2.01(a)
Company Disclosure Letter	Article III
Company ESPP	Section 3.02(a)
Company Preferred Stock	Section 3.02(a)
Company Regulatory Permits	Section 3.18(a)
Company Related Parties	Section 7.03(b)
Company RSU	Section 2.03(b)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Stockholder Approval	Section 3.03(b)
Company Stockholders’ Meeting	Section 5.16(b)
Company Stock Option	Section 2.03(a)
Company Termination Fee	Section 7.03(a)(ii)
Compensation Committee	Section 5.13
Confidentiality Agreement	Section 5.05
Continuation Period	Section 5.08(a)
Continuing Employee	Section 5.08(a)
Contract	Section 3.03(c)
Debt Offers	Section 5.15(c)(i)
Debt Offer Documents	Section 5.15(c)(i)
DGCL	Section 1.01
Discharge	Section 5.15(c)(vi)
DOJ	Section 5.03(c)
Effective Time	Section 1.03
Environmental Laws	Section 3.12
Environmental Permits	Section 3.12
Exchange Act	Section 3.04
Exchange Fund	Section 2.02(a)
Filed SEC Documents	Article III
Financing	Section 5.15(a)
FTC	Section 5.03(c)
Healthcare Laws	Section 3.18(b)

Indebtedness	Section 5.01(b)(ii)
Indemnitee	Section 5.06(a)
Indemnitees	Section 5.06(a)
Joinder Agreement	Recitals
Judgment	Section 3.07
Labor Agreement	Section 3.11
Laws	Section 3.08
Material Contract	Section 3.16
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Recitals
Notes	Section 5.15(c)(i)
NYSE	Section 3.04
Other Debt Transaction	Section 5.15(c)(i)
Other Required Antitrust Laws	Section 6.01(b)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.15
Parent	Preamble
Paying Agent	Section 2.02(a)
Payoff Letter	Section 5.15(b)
Permits	Section 3.08
Preferred Appraisal Shares	Section 2.06(b)
Premium Cap	Section 5.06(c)
Proxy Statement	Section 3.04
Restraints	Section 6.01(a)
SEC	Section 3.04
Secretary of State	Section 1.03
Securities Act	Section 3.02(c)
Social Security Act	Section 3.18(e)
Superior Proposal	Section 5.02(g)
Surviving Corporation	Section 1.01
Takeover Law	Section 3.14(b)
Takeover Proposal	Section 5.02(f)
Tax	Section 3.09(k)
Tax Returns	Section 3.09(k)

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.15.  No Recourse.  Notwithstanding anything to the contrary in this Agreement, the Company agrees that prior to the Closing it will not, and will not permit its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the lenders, agents or arrangers under the Financing nor their respective Affiliates, successors or assigns nor any other debt financing sources (collectively, the “Lender Related Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including with respect to any dispute arising out of or relating in any way to the Financing or the performance thereof.

SECTION 8.16.  Interpretation.  (a)  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the Merrill Datasite by or on behalf of the Company at least 24 hours prior to the date hereof or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives at least 24 hours prior to the date hereof.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The occurrence of any effect, change, event or occurrence set forth in clause (B)(2) of the definition of Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ABBOTT LABORATORIES,

by:
/s/ Thomas C Freeman
	Name:	Thomas C Freeman
	Title:	EVP Finance Administration

ALERE INC.,

by:
/s/ Namal Nawana
	Name:	Namal Nawana
	Title:	Chief Executive Officer

Exhibit A

FORM OF JOINDER dated as of February [●], 2016 (this “Joinder”) to the Agreement and Plan of Merger dated as of January 30, 2016 (the “Merger Agreement”), between Alere Inc., a Delaware corporation (the “Company”) and Abbott Laboratories, an Illinois corporation (“Parent”).

WHEREAS, pursuant to Section 5.18 of the Merger Agreement, Parent caused the incorporation of [Merger Sub] (“Merger Sub”), a Delaware corporation and a newly formed, direct wholly owned subsidiary of Parent, and is required to cause Merger Sub to become party to the Merger Agreement through the execution of this Joinder;

WHEREAS the Board of Directors of Merger Sub have adopted resolutions (the “Resolutions”) (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement, the Joinder Agreement and the consummation of the Transactions, (ii) declaring that the Merger is advisable and in the best interests of the sole stockholder of Merger Sub and (iii) directing that the Merger be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder;

WHEREAS Parent has approved the Merger Agreement in its capacity as sole stockholder of Merger Sub.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

SECTION 1.01.                                        Definitions.  Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Merger Agreement.

SECTION 1.02.                                        Joinder.  In accordance with the terms of the Merger Agreement, Merger Sub irrevocably agrees to join and become a party to the Merger Agreement and be bound by and comply with the terms and provisions of the Merger Agreement applicable to it, in each case with the same force and effect as if it had originally been a party thereto.

SECTION 1.03.                                        Representations and Warranties of the Parties.  Merger Sub represents and warrants to the Company that (a) the Resolutions have not been amended or withdrawn as of the date of this Joinder and (b) this Joinder has been duly authorized, executed and delivered by it and that this Joinder and the Merger Agreement constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms hereof and thereof.  Merger Sub represents and warrants to, and agrees with the Company with respect to, all of the representations and warranties of Merger Sub set forth in Article IV of the Merger Agreement, and the covenants and agreements set forth in Article V of the Merger Agreement applicable to it.

SECTION 1.04.                                        Full Force of Merger Agreement.  Except as expressly supplemented hereby, the Merger Agreement shall remain in full force and effect in accordance with its terms.

SECTION 1.05.                                        Governing Law.  This Joinder shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.